News Release

September 18, 2020

SSR MINING PROVIDES UPDATED FULL YEAR 2020 OUTLOOK OF 680,000 TO 760,000 GOLD EQUIVALENT OUNCES AT AISC OF $965 TO $1,040 PER OUNCE

DENVER, CO & VANCOUVER, BC - SSR Mining Inc. (“SSR Mining” or the “Company”) (NASDAQ/TSX: SSRM; ASX: SSR) announces updated full year 2020 outlook following the successful completion of the merger of equals transaction with Alacer Gold Corp. (“Alacer”) on September 16, 2020 and reflecting the COVID-19 related impacts to operations at Seabee and Puna. The Company expects to produce, on a consolidated basis, 680,000 to 760,000 gold equivalent ounces from its four operating mines at consolidated all-in sustaining costs (“AISC”) of $965 to $1,040 per ounce.

Rod Antal, President and CEO said, “The completion of the merger between SSR Mining and Alacer has created one of the premier free cash flow generators in the sector with a number of near term, value enhancing catalysts on the horizon. Despite the COVID-19 related challenges, our full year 2020 outlook demonstrates the strength and resilience of the Company’s diversified operational base. We anticipate a strong finish to the year, particularly in the fourth quarter, as Çöpler and Marigold continue to operate and deliver uninterrupted and Seabee and Puna return to normal operations. We are currently focused on completing our integration efforts and assessing our extensive growth and development portfolio. The upcoming Çöpler technical report in the fourth quarter will be the first step in this process and will begin to define our low capital intensity growth pipeline within the Çöpler District.”

Full Year 2020 Outlook

Operating Guidance (100%) (1)		Çöpler (2)	Marigold	Seabee	Puna	Other	Consolidated
Gold Production	koz	310 - 360	225 - 240	80 - 90	—	—	615 - 690
Silver Production	Moz	—	—	—	4.9 - 5.3	—	4.9 - 5.3
Gold Equivalent Production	koz	310 - 360	225 - 240	80 - 90	66 - 72	—	680 - 760
Cash Cost per Ounce (3)	$/oz	590 - 640	810 - 860	450 - 500	11.00 - 12.50	—	665 - 720
Sustaining Capital Expenditures (4)	$M	40	55	15	15	—	125
Capitalized Stripping / Capitalized Development	$M	2	25	10	7	—	44
Sustaining Exploration Expenditures	$M	4	4	1	—	—	9
General & Administrative (5)	$M	—	—	—	—	25 - 30	25 - 30
Share Based Compensation (5)	$M	—	—	—	—	20 - 25	20 - 25
All-In Sustaining Cost per Ounce (3)	$/oz	710 - 760	1,170 - 1,230	770 - 820	15.00 - 17.00	—	965 - 1,040
Growth Capital Expenditures	$M	40	—	4	6	7	57
Growth Exploration Expenditures	$M	13	12	8	—	—	33
Total Growth Capital	$M	53	12	12	6	7	90

(1)	Figures may not add due to rounding.

(2)	Figures are reported on a 100% basis. Çöpler is 80% owned by SSR Mining.

(3)
SSR Mining reports the non-GAAP financial measures of cash costs and AISC per payable ounce of gold and silver sold to manage and evaluate operating performance at Çöpler, Marigold, Seabee and Puna. See “Cautionary Note Regarding Non-GAAP Measures”.

(4)	Excludes sustaining exploration expenditures. Includes $9 million oxygen plant lease payment at Çöpler.

(5)
Figures represent the actual and projected combined expenditures and accruals for both Alacer pre-acquisition and SSR Mining for full year 2020 without considering financial reporting impacts of the acquisition.

Based on the financial statements of each of SSR Mining and Alacer at June 30, 2020, the combined cash balances were $703 million and debt balances were $475 million.(6) Production for the second half of the year is expected to be 55% to 60% weighted towards the fourth quarter due to both Seabee and Puna ramping up operations in the third quarter following COVID-19 shutdowns, stacking of higher-grade ounces later in the year at Marigold, and higher processed grades during the fourth quarter at Çöpler in line with the mine plan.

(6) Combined cash balance, a non-GAAP financial measure, is the sum of Alacer’s reported consolidated cash and cash equivalents of $241 million and SSR Mining’s reported consolidated cash and cash equivalents of $462 million both as reported in the respective company’s unaudited condensed consolidated financial statements as at June 30, 2020. Alacer’s consolidated cash excludes restricted cash of $33 million as at June 30, 2020. Combined debt balance, a non-GAAP financial measure, is the sum of Alacer’s short term and long term portion of finance facility totaling $245 million as disclosed in note 17 of Alacer’s unaudited condensed consolidated financial statements as at June 30, 2020 and SSR Mining’s 2019 convertible notes of $230 million as disclosed in note 6 of SSR Mining’s unaudited condensed consolidated financial statements as at June 30, 2020. See Cautionary Note Regarding Non-GAAP Measures.

In addition to the impact of higher anticipated fourth quarter production, free cash flow generation is also expected to be heavily weighted to the fourth quarter due to the timing of the following expenditures in the third quarter:

▪	Transaction, integration and severance payments

▪	Mine equipment and leach pad spend at Marigold

▪	Tailings facility expansion spend at Seabee

▪	Puna ore transportation truck purchases

▪	Puna working capital build on concentrate inventories

SSR Mining will consolidate the operational and financial results of Çöpler commencing from the Alacer transaction closing date of September 16, 2020. Therefore, Çöpler will have limited contribution to SSR Mining’s third quarter financial results with full contribution commencing in the fourth quarter.

Combined G&A expenditures for 2020 are forecast to total $25 to $30 million. The combined share-based compensation for 2020 is forecast to total $20 to $25 million as a result of the strong share price performance.

Çöpler: Year-To-Date Performance and 2020 Outlook

Gold production from Çöpler was 167,212 ounces through June 30, 2020 at mine site AISC of $744 per ounce.

The 2020 Çöpler production outlook is unchanged, with gold production expected to be 310,000 to 360,000 ounces. Mine site AISC are forecast to be $710 to $760 per ounce. Mine site AISC are higher than original Alacer guidance mainly due to the impact of higher gold prices on royalty costs and the announced increase to government royalty rates in Turkey in early September 2020.

Sustaining capital expenditures are planned to total $40 million, which includes ongoing construction of the tailings storage facility (“TSF”) lifts, construction of the first approximate six million tonne heap leach pad expansion, oxygen plant lease payments and for optimization work on the sulfide plant. Growth capital expenditures are planned to total $40 million, which includes capital for accelerating construction of the TSF, expected construction of the flotation plant, work on the additional approximate 20 million tonne heap leach pad expansion and for other growth initiatives, including the Çöpler District Technical Report (“Technical Report”). Capitalized stripping is expected to be $2 million for the full year. With the ongoing oxide exploration success in the district, the 2020 exploration spend is forecast to be $17 million.

An updated Technical Report is planned to be released in the fourth quarter of 2020. The Technical Report will include:

▪	Ardich preliminary development plans

▪	Updated performance expectations of the Çöpler sulfide plant

▪	Economic and operating impact of the proposed flotation circuit

▪	Opportunities for tailings storage expansion

Detailed engineering for the proposed flotation circuit is underway and the construction decision remains subject to final Board and other approvals once the technical work is complete. If approved, the flotation circuit commissioning is targeted in the first half of 2021. The preliminary capital estimate for the proposed flotation circuit is approximately $15 million. The flotation circuit is anticipated to increase the gold and sulfide sulfur grades processed through the autoclaves (increasing autoclave and oxygen utilization), reduce unit costs, and increase sulfide plant throughput and gold production.

With respect to the COVID-19 pandemic, Çöpler continues to operate uninterrupted. However, COVID-19 restrictions and the diversion of resources to manage the pandemic have delayed improvement initiatives which had an impact on operational performance. Proactively sending home older staff and those with existing health conditions also had an impact on mining operations through a shortfall of mine operators. This contributed to a decision in the first half of 2020 to adopt a revised mine plan to diversify ore sources.

Marigold: Year-To-Date Performance and 2020 Outlook

Gold production from Marigold was 108,366 ounces through June 30, 2020 at mine site AISC of $1,319 per ounce.

The 2020 Marigold production outlook is unchanged, with gold production expected to be 225,000 to 240,000 ounces. Mine site AISC are forecast to be $1,170 to $1,230 per ounce. Mine site AISC are higher than the original SSR Mining guidance mainly due to the impact of higher gold prices on royalty costs.

Sustaining capital expenditures are planned to total $55 million, which includes the construction of a new leach pad and the purchase of two new haul trucks. Capitalized stripping is expected to be $25 million for the full year due to stripping of upper portions of the next phase within the Mackay pit. The 2020 exploration spend is anticipated to be $16 million, focusing on expanding oxide Mineral Resources across the Marigold, Valmy, and Trenton Canyon properties, as well as discovery of higher-grade sulfides at Trenton Canyon. The Marigold exploration spend has increased from the original SSR Mining guidance due to the success of the exploration program through the first half of the year.

With respect to the COVID-19 pandemic, Marigold continues to operate uninterrupted. The mine continues to work with national and local authorities in accordance with applicable regulations and remains vigilant with respect to on-site specific protocols to protect the health and safety of our employees and stakeholders.

Seabee: Year-To-Date Performance and 2020 Outlook

Gold production from Seabee was 29,521 ounces through June 30, 2020 at mine site AISC of $982 per ounce.

In 2020, Seabee is expected to produce 80,000 to 90,000 ounces of gold at mine site AISC of $770 to $820 per ounce.

Sustaining capital expenditures are planned to total $15 million which includes mining equipment, underground infrastructure and tailings facility expansion. Investment in the tailings facility expansion is expected to be completed in 2021. Growth capital expenditures are planned to total $4 million, which includes phase two of the TSF expansion and development work to access the Santoy Gap Hanging Wall zone. Capitalized development is expected to be $10 million for the full year to support higher mining rates. The 2020 exploration spend is anticipated to be $9 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019.

With respect to the COVID-19 pandemic, Seabee operations were suspended in March 2020 and limited underground development and ore mining operations re-commenced in June 2020. Ore extraction and development rates ramped up through July and milling operations at Seabee commenced in early August. Milling operations re-commenced with an ore stockpile providing mill operating flexibility relative to mine extraction. Mill throughput is anticipated to average over 1,200 tonnes per operating day for the balance of 2020. The restart sequencing and ongoing prioritization of activities at Seabee maintain the flight and camp operations within the determined health and safety protocols.

Puna: Year-To-Date Performance and 2020 Outlook

Silver production from Puna was 2.1 million ounces through June 30, 2020 at mine site AISC of $16.72 per ounce.

In 2020, Puna is expected to produce 4.9 to 5.3 million ounces of silver at mine site AISC of $15.00 to $17.00 per ounce.

Sustaining capital expenditures are planned to total $15 million, principally focused on maintenance of the mine, mill and power generating equipment. Growth capital expenditures are planned to total $6 million to replace contracted ore transportation as the operation focuses on lowering unit costs. Capitalized stripping is expected to be $7 million for the full year.

With respect to the COVID-19 pandemic, Puna operations were suspended in March 2020. Puna returned to production late in the second quarter with mining, hauling and milling all re-commencing operations. Travel protocols and restrictions within Argentina and the province of Jujuy remain in place and infection rates have escalated, causing impacts to operations. During the third quarter, Puna has had to reduce and suspend operations sporadically to manage camp occupancy, conduct testing and reduce transmission risk. Strict protocols remain in place to manage COVID risk within the camp and operation.

Pitarrilla

At the Pitarrilla project, located in Mexico, $5 million is expected to be spent in 2020 as part of a program to extend an existing decline to provide drill access to the underground Mineral Resources. An improved geological model from work completed in 2019 indicates strong potential to better define known, high-grade mineralized veining associated with steeply dipping rhyolite dyke contacts. Extending the underground ramp provides access for tighter spaced drilling at better orientations to test the rhyolite dykes and veins for continuity. If infill drilling confirms the continuity of high-grade mineralized structures, there would be potential to enhance the grades of existing Mineral Resources. The start of the decline development was delayed due to COVID-19 restrictions and is now anticipated to begin during the fourth quarter of 2020.

San Luis

At the San Luis project, located in Peru, $2 million is expected to be spent in 2020 to commence a detailed mapping program in the area of the existing high-grade gold-silver Mineral Reserves and Resources. Subject to the lifting of travel restrictions in Peru related to COVID-19, work is anticipated to begin during the fourth quarter of 2020.
Assumptions

All figures in U.S. dollars, unless otherwise noted. Gold equivalent figures for 2020 operating guidance are based on a gold-to-silver ratio of 74:1. Cash costs and capital expenditures guidance is based on an oil price of $40 per barrel and an exchange rate of 1.35 Canadian dollars to one U.S. dollar.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2019, the four operating assets produced over 720,000 ounces of gold and 7.7 million ounces of silver.

SSR Mining’s diversified asset portfolio is comprised of high margin, long-life assets along several of the world’s most prolific precious metal districts including the Çöpler mine along the Tethyan belt in Turkey; the Marigold mine along the Battle Mountain-Eureka trend in Nevada, USA; the Seabee mine along the Trans-Hudson Corridor in Saskatchewan, Canada; and  the Puna mine along the Bolivian silver belt in Jujuy, Argentina. SSR Mining has an experienced leadership team with a proven track record of value creation. Across SSR Mining, the team has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach, and flotation), with a strong commitment to health, safety and environmental management.

SSR Mining intends to leverage its strong balance sheet and proven track record of free cash flow generation as foundations to organically fund growth across the portfolio and to facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer
Michael McDonald, Director, Corporate Development & Investor Relations
SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to us, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and our other public filings. Forward-looking information relates to statements concerning our outlook and anticipated events or results and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by us. Although we believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because we can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in our reports filed with the Canadian securities regulatory authorities.

Forward-looking statements in this press release include statements concerning, among other things: preliminary cost reporting in this document; timing and content of the updated Technical Report; production, cost, and capital expenditure guidance; the results of the merger-of-equals transaction; our near term catalysts; the results of any gold reconciliations; the ability to discover additional oxide gold ore; the generation of free cash flow and payment of dividends; matters relating to proposed exploration; communications with local stakeholders; maintaining community and government relations; negotiations of joint ventures; negotiation and completion of transactions; commodity prices; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the development approach; the timing and amount of future production; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; capital and operating expenditures; economic conditions; availability of sufficient financing; exploration plans; receipt of regulatory approvals; expectations regarding COVID-19, its ongoing impact on us and any interruptions it may cause on our operations; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of our filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at our operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to our mines or facilities; lack of legal challenges with respect to our properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in our filings on our website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, we do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

We have included certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.

Cash costs and AISC per ounce sold are Non-GAAP Measures with no standardized definition under IFRS. For further information and a detailed reconciliation to IFRS, please see the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis dated as of August 6, 2020 filed on SEDAR at www.sedar.com.